UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 17, 2005

AssistGlobal Technologies Corp.

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  X

No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

"Sokhie Puar"

Date:   March 17, 2005

_________________________________

Mr. Sokhie Puar, Director

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

AssistGlobal Technologies Corp.

Cathedral Place

Suite 1304 - 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

March 18, 2005

Item 3.

Press Release

March 18, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

AssistGlobal Technologies Corp. announces that it is proposing to conduct an issuer bid to acquire its issued and outstanding shares.

Item 5.

Full Description of Material Change

See attached press release

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar Director (604) 684-2181	Peeyush Varshney Corporate Secretary (604) 684-2181

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 17th day of March 2005.	"Peeyush K. Varshney"
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

ASSIST GLOBAL TECHNOLOGIES CORP.

March 17, 2005

(No.2005-03-01)

AssistGlobal Technologies Corp. Announces Disposition of AssistGlobal Inc. by Issuer Bid

Vancouver, BC - March 17, 2005, - AssistGlobal Technologies Corp.  (CNQ: AGBT.U and NASD OTC BB: AGBTF) (the "Company") announces that it is proposing to conduct an issuer bid to acquire its issued and outstanding shares.  Shares tendered under the issuer bid that are taken up by the Company will be paid for through the issuance of shares of AssistGlobal Inc. ("AGI"), the wholly owned operations subsidiary of the Company.  The Company will issue one share from treasury of AGI for each 10 shares of the Company tendered under the issuer bid.  The issuer bid will be made to shareholders in British Columbia and other jurisdictions where the offer may lawfully be made and as determined by management.  The Company will prepare an issuer bid circular to be delivered to shareholders of the Company that are entitled to participate.

Catherine Stauber, Chief Executive Officer and director, and Geoffrey Dryer, President and director, have agreed to collectively tender 1,585,512 of their shares of the Company pursuant to the issuer bid.  The Company will cancel all of the shares of AGI held by the Company upon completion of the issuer bid.  As a result, upon completion of the bid, shareholders receiving shares of AGI pursuant to the bid will hold 100% of the issued and outstanding shares of AGI, and the Company will have divested its ownership of AGI.

The bid will be made subject to shareholder approval of the disposition of AGI.  Shareholders of record as at the close of business on April 25, 2005 will receive a comprehensive information circular describing the issuer bid and certain related matters.  The Company will engage an independent business valuator to prepare a valuation report, details of which will be summarized in the information circular prepared in connection with the bid.  In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser will not stand for re-election as directors at the Company's upcoming AGM, and will step down as officers of the Company.

The Company's decision to divest its interest in AGI follows various efforts to raise further financing for the business of AGI, which have not been successful.  As a result, the board of directors of the Company and AGI have mutually determined that the transaction is in the best interests of both companies.  The issuer bid will provide shareholders of the Company, that are resident in the jurisdictions in which the bid is being made, an opportunity to select whether to maintain their investment in the Company or to invest directly in AGI.

AGI has entered into an agreement in principle with Meridex Software Corporation (TSX-V: MSC) whereby upon completion of the issuer bid, Meridex is proposing to enter into an agreement to acquire the shares or assets AGI.  The acquisition of AGI is subject to a number of conditions, including completion of the issuer bid, board approvals, and entering into a definitive agreement with AGI.  Catherine Stauber has agreed to act as Senior Vice President of Meridex effective as of

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@assistglobal.com    website: www.assistglobal.com

April 4, 2005.  The acquisition by Meridex will be made in accordance with the policies of the TSX Venture Exchange.

The Company has agreed with AGI that subject to completion of the issuer bid, it will forgive approximately $279,230 of intercorporate debt.

Following the completion of the issuer bid, the Company will consolidate its share capital at a ratio to be determined, subject to shareholder approval.

Certain shareholders, including Catherine Stauber, Geoffrey Dryer and Robert Visser have agreed to sell a total of 5,737,402 shares of the Company in privately negotiated transactions prior to completion of the issuer bid.

On behalf of the Board of Directors,

"Sokhie S. Puar"

Sokhie S. Puar

Director

This News Release is not to be disseminated in the United States. These securities have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States unless registered under the Securities Act or unless an exemption from registration is available.

The information provided in this news release may contain forward looking statements. These statements are based on our current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@assistglobal.com    website: www.assistglobal.com